Filed by  TrustCo  Bank  Corp NY  Pursuant  to Rule 425
                    under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934 Subject
                    Company:   Cohoes   Bancorp,   Inc.(Commission   File   No.
                    000-25027)


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Cohoes Bancorp Shareholders

Your Management Has Failed You

* Management FAILED when it chose to pay $2.0 million in termination fees to SFS Bancorp, Inc. rather than complete its proposed merger;

* Management FAILED to deliver to its shareholders an adequate return on average equity;

*        Management FAILED to run an efficient company.

In fiscal 1999, Cohoes' CEO Harry Robinson received a 27% salary increase, notwithstanding a 41% decrease in Cohoes' net income during this period.

Cohoes' management is now proposing an amendment to its stock option and restricted stock plans which enriches select employees and directors.

The management of your company will not negotiate with TrustCo. Instead they want TrustCo to sign a confidentiality agreement, which would prevent it from taking actions to acquire Cohoes for up to 18 months.

KEEP YOUR OPTIONS OPEN

We urge you to vote on the white proxy card as follows:

* VOTE "FOR" THE ELECTION OF THE TRUSTCO NOMINEES TO THE COHOES BOARD OF DIRECTORS.

*        VOTE "AGAINST" THE AMENDMENT TO THE STOCK OPTION PLAN.

The TrustCo offer.

Better for the shareholders.  Better for the community.

TrustCo Bank Corp NY has filed Tender Offer Statements with the United States Securities and Exchange Commission because its offer to acquire Cohoes Bancorp, Inc. Has been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisition. These documents will be available for free to any investor at the United States Securities and Exchange Commission's website (www.sec.gov). Shareholders of TrustCo and Cohoes may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, New York 12305, Attention: Secretary.

TRUSTCO BANK CORP NY